SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ] No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press release re Internet Gold Plans Expansion of 'Search' Activities Through Launch of MSN-Israel-Branded 'Index' dated January 14, 2005.

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                                                                          Item 1


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Press Release                                              Source: Internet Gold

Internet  Gold  Plans  Expansion  of  'Search'   Activities  Through  Launch  of
MSN-Israel-Branded 'Index'

Friday January 14, 7:50 am ET

Expands   Partnership   With  Netex,   Developer   of  Leading   Hebrew-Language
Index/Search Engine

PETACH TIKVA, Israel, January 14 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ: IGLD - News) today announced that its subsidiary MSN-Israel (50.1 Internet Gold. 49.9 Microsoft Corp.) has formed a strategic partnership with Netex-Express Ltd., a company that operates one of Israel's most popular Hebrew-language Internet search engines and index sites, to launch a new MSN-Israel-branded index site.

For several years, Internet Gold has been cooperating with Netex, selling paid placements and key words for Netex's index site on a revenue-sharing basis. Taking the cooperation to the next level, the two companies will now work together to launch a higher-profile site: an index with Netex's functionality but the "look and feel" of MSN-Israel. Through exposure to MSN-Israel's large user base, the site is expected to generate a higher level of traffic than currently delivered by netex.co.il, resulting in higher advertising revenues. In addition, the cooperation is also expected to increase the yield of MSN-Israel's sales force by giving them an expanded range of advertising opportunities to offer each business customer.

The new site is expected to be launched during the first few weeks of February 2005. Profits generated by the site will be split between MSN-Israel and Netex.

"The sale of paid placements and key words is becoming a significant business in Israel as it is in other regions throughout the world," said Mr. Eli Holtzman, Internet Gold's CEO. "We believe the combination of the MSN-Israel brand, Netex's unique Hebrew-language search functionality and the proven capabilities of our sales force that will generate a growing stream of revenues, establishing 'search' as a major engine of our future growth."

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services. Its fully-owned subsidiary Gold Mind focuses on the provision of Internet value-added services. Through MSN Israel, its joint-venture with Microsoft Corp., the Company operates two of Israel's leading Internet portals, MSN-Israel and Start.co.il. Through P1000, its e-Commerce subsidiary, the Company has established itself as one of Israel's leading e-Commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com.

About Netex

Founded in 1998, Netex-Express Ltd. began with a vision of simplifying the task of searching on the Internet for non-English speakers. Using in-house developed, patent-pending search and logical technologies, the company's netex search engine allows users throughout the world to search the Internet easily using their native languages. In addition, Netex has leveraged its success in Israel to launch a paid-for-placement Internet index site.

For additional information about Netex, please visit www.netex.co.il.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  January 18, 2005